SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 01 2006
DIVISION OF MARKET REGULATION

U
SECURITIES AN
Wash

06009077

7/5

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

AB 7/8

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ramius Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Ave. 26th Floor
(No. and Street)

New York NY 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York New York 10017
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 - 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

AB 7/8/06

OATH OR AFFIRMATION

I, Andrew K. Loggia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ramius Securities, L.L.C., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA LUIZZI
Notary Public, State of New York
No. 01LU6120705
Qualified in New York County
Term Expires Dec. 27, 2008

Signature

Director and Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

To the Member of Ramius Securities, L.L.C.

In planning and performing our audit of the financial statements and supplementary schedules of Ramius Securities, L.L.C. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

April 28, 2006

Ramius Securities, L.L.C.
Statement of Financial Condition
As of December 31, 2005

Ramius Securities, L.L.C.
Index to Statement of Financial Condition

PRICEWATERHOUSECOOPERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 01 2006
DIVISION OF MARKET REGULATION

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Ramius Securities, L.L.C.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Ramius Securities, L.L.C. (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the Company's management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 28, 2006

Ramius Securities, L.L.C.
Statement of Financial Condition
As of December 31, 2005

Assets	
Cash collateral pledged	$ 4,894,982
Receivable from brokers	29,993,411
Securities owned, at fair value	231,135,118
Other investments, at fair value	21,384,594
Derivative contracts, at fair value	474,100
Securities borrowed	632,701,434
Interest and dividends receivable	671,530
Due from affiliates	124,054
Other assets	326,806
Total assets	$ 921,706,029
Liabilities and Member's Capital	
Liabilities	
Cash overdraft	$ 2,784
Payable to brokers	47,712,357
Securities sold, but not yet purchased, at fair value	110,047,685
Derivative contracts, at fair value	192,042
Securities loaned	633,745,614
Interest and dividends payable	415,477
Due to Member	1,353,150
Accrued expenses and other liabilities	933,195
Total liabilities	794,402,304
Member's capital	127,303,725
Total liabilities and Member's capital	$ 921,706,029

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Ramius Securities, L.L.C. ("Ramius Securities" and the "Company"), a Delaware limited liability company formed on July 1, 1996, became registered as a broker-dealer under Federal and Delaware securities laws in May of 1997. Ramius Securities is a wholly-owned subsidiary of Ramius Capital Group, L.L.C. ("Ramius Capital" and the "Member"). The Company is engaged in trading activities utilizing various hedging strategies including merger arbitrage, distressed debt investing, convertible arbitrage, equity market neutral investing, activist investing and in addition conducts stock lending/borrowing and market making activities. RCG Parche, L.L.C. ("Parche"), a Delaware limited liability company formed on March 17, 2004 as a holding company to primarily take significant, minority stakes in undervalued, small capitalization companies by applying fundamental value investing principles, with activist techniques in order to identify market opportunities, was sold on November 30, 2005.

2. Significant Accounting Policies

This financial statement has been prepared using accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting policies followed by the Company:

a. Cash and cash equivalents
The Company considers investments in money market funds and other highly liquid investments with original maturities of three months or less which are deposited with a bank to be cash equivalents. As of December 31, 2005, a cash overdraft of $2,784 exists with one bank located in New York.

b. Valuation of securities owned and other investments
Securities owned and sold, but not yet purchased, including options and warrants, listed on a national securities exchange, are stated at quoted market values.

Certain positions for which there is a limited market or that are not listed on a national securities exchange, consisting primarily of convertible bonds, corporate bonds, distressed bonds and trade claims, are stated at estimated fair values determined by the Member. These fair values assigned by the Member are determined in good faith and are based on available information considering, among other things, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized.

Other investments primarily consist of investments in funds that comprise of interests in private investment funds managed internally by Ramius Capital or its wholly owned subsidiaries (the "Ramius Funds") and private investment funds managed externally by unaffiliated managers (collectively with the Ramius Funds, the "Portfolio Funds"). Other investments do not have readily available market quotations and are valued at fair value by the Member based on the Company's share in the net assets of the underlying Portfolio Funds. Factors considered by the Portfolio Funds in valuing their underlying investments include, but are not limited to, the type of investments, purchase price, marketability, current financial condition and operating results, and other pertinent information.

The underlying investments of the Ramius Funds are valued at estimated fair values by the Member or affiliates thereof. The fair values assigned by the Member or its affiliates are determined in good faith after considering, among other things, the type of investment, performance of underlying collateral, cost, quotations from other market participants, and marketability (or absence thereof).

Because of the inherent uncertainty of valuation for the Company's other investments and the underlying investments held by the Portfolio Funds, the estimated fair values assigned may differ from the values that would have been used had a ready market existed for these investments, and the differences may be material.

c. **Valuation of derivative contracts**
Equity swaps are valued based upon the change in fair value of the underlying assets between the date of determination and the valuation date, with unrealized gains reported as an asset and unrealized losses reported as a liability on the statement of financial condition. Equity swaps involve the exchange of cash flows based on the total return of the underlying securities and stated interest rates.

Credit default swaps are valued at fair value based on a pricing model that utilizes quoted inputs, yield curves and recovery rates. Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of the securities. As of December 31, 2005, the Company had no outstanding open contractual commitments for credit default swaps.

d. **Securities transactions**
Purchases and sales of securities and other investments are recorded on a trade date basis.

e. **Variable interest entities**
In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), which clarified the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties ("variable interest entities"). Variable interest entities ("VIEs") are required to be consolidated by their primary beneficiaries if they do not effectively dispense risks among parties involved. Under FIN 46, the primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. In December 2003, the FASB issued a revision of FIN 46 to address certain technical corrections and implementation issues.

In the normal course of business, the Company enters into a variety of transactions with VIEs. At December 31, 2005, the Company has determined that the Ramius Funds are VIEs. The Company determines whether it is the primary beneficiary of a VIE by performing a qualitative and/or quantitative analysis of each VIE that includes a review of, among other factors, its capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE.

As of December 31, 2005, the Company has concluded that based on the above mentioned qualitative and/or quantitative analysis, the Company was determined not to be the primary beneficiaries in VIEs and as such, did not consolidate them.

f. **Income taxes**
In accordance with federal and applicable state tax laws, the Company is treated as a branch of its single member owner, which for tax purposes is the Member. Because of the Company's status as a single-member limited liability company, the Company is also disregarded for tax purposes. As such, no provision for federal and state income taxes has been made in the accompanying financial statement of the Company, as individual members of the Member are responsible for their proportionate share of the Member's taxable income.

g. **Foreign currency**
Securities and other assets/liabilities denominated in foreign currencies are translated into United States dollar amounts at the date of valuation. Purchases and sales of securities denominated in foreign currencies are translated into United States dollar amounts on the respective dates of the transactions.

h. **Use of estimates**
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the Member to make estimates and assumptions that affect the fair value of securities and other investments, the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

3. Receivable From and Payable To Brokers

Amounts receivable from and payable to brokers at December 31, 2005, consist of the following:

	Receivable	Payable
Settled transactions	$ 29,937,714	$ 46,435,292
Unsettled transactions	55,697	1,277,065
	$ 29,993,411	$ 47,712,357

The clearing operations for the Company's securities transactions are provided by several brokers. At December 31, 2005, amounts receivable from and payable to brokers reflected in the statement of financial condition are amounts due from and to such brokers. Proceeds from short sales equal to market value of securities sold, but not yet purchased, are restricted until the Company purchases the securities sold short. All securities owned are on deposit at the clearing brokers and may be rehypothecated by the clearing brokers.

4. Securities Owned and Sold, But Not Yet Purchased

Securities owned and sold, but not yet purchased consist of marketable and non-marketable securities. At December 31, 2005, these marketable securities carried at fair values consist of the following:

Marketable Securities	Securities Owned	Securities Sold, but Not Yet Purchased
Common stocks	$ 148,121,995	$ 94,515,104
Convertible bonds	10,681,575	-
Corporate bonds	1,099,911	-
Distressed bonds	18,548,473	15,085,638
Options	1,846,975	3,500
Preferred stocks	578	-
Warrants and rights	47,070,263	18,938
U.S. Government bonds	-	424,505
	$ 227,369,770	$ 110,047,685

At December 31, 2005, non-marketable securities carried at estimated fair values consist of the following:

Non-Marketable Securities	Securities Owned
Common stocks	$ 3,517,477
Trade claims	236,071
Warrants	11,800
	$ 3,765,348

5. Other Investments

At December 31, 2005, other investments consist primarily of interests in Portfolio Funds (carried at fair values):

	Fair Value	Unrealized Gain	Percent Ownership
Portside Growth and Opportunity Fund, Ltd.	$ 6,466,981	$ 228,299	3.04 %
RCG Carpathia Master Fund, Ltd.	3,850,764	273,278	0.74 %
RCG Endeavour, L.L.C.	3,318,037	19,490	2.01 %
RCG Constellation, L.L.C.	3,281,991	(226,910)	12.15 %
RCG Resolution, L.L.C.	2,838,588	3,915	2.60 %
Funds managed by external managers	1,618,233	540,003	
Other	10,000	-	
	$ 21,384,594	$ 838,075	

The investment objectives of the Ramius Funds, are included below:

- Portside Growth and Opportunity Fund, Ltd. ("Portside") is organized primarily for the purposes of investing in securities of public companies engaged in announced corporate transactions that include, but are not limited to, mergers, acquisitions, leverage buyouts, tender offers, exchange offers, recapitalizations, liquidations and proxy fights. The net assets of Portside are $212,995,005 at December 31, 2005.

- RCG Carpathia Master Fund, Ltd. ("RCG Carpathia") is organized primarily for the purposes of investing in private debt claims and publicly traded securities of bankrupt, distressed, and restructured companies purchased and sold short. RCG Carpathia engages in short sales for both hedging and investment purposes. The net assets of RCG Carpathia are $518,331,249 at December 31, 2005.

- RCG Endeavour, L.L.C. ("RCG Endeavour") is organized primarily for the purposes of acquiring, managing and disposing of loans, interests and participations in, mortgage-backed and other asset-backed securities, and to enter into warehousing or other similar arrangements and sponsor the issuance of one or more collateralized debt obligations. The net assets of RCG Endeavour are $165,370,334 at December 31, 2005.

- RCG Constellation, L.L.C. ("RCG Constellation") is organized primarily for the purposes of conducting trading activities utilizing fixed income arbitrage techniques, and invests primarily in the U.S. treasury cash and future markets. The net assets of RCG Constellation are $27,020,427 at December 31, 2005.

- RCG Resolution, L.L.C. ("RCG Resolution") is organized primarily for the purposes of acquiring, managing and disposing of loans, interests and participations in, mortgage-backed and other asset-backed securities. The net assets of RCG Resolution are $109,247,808 at December 31, 2005.

The net assets of RCG Constellation and RCG Resolution reflected above are prior to the effects of their withdrawals payable as of December 31, 2005. The Company's involvement with the Ramius Funds began in December 2005, excluding RCG Carpathia which began in March 2000 and RCG Constellation which began in July 2005.

6. Derivatives Contracts

With respect to the Company's direct investment in derivative contracts during the year ended December 31, 2005, the following table summarizes the fair values at December 31, 2005:

	Fair Value at December 31, 2005	
	Assets	**Liabilities**
Equity swaps	474,100	192,042

Pursuant to various derivative transactions discussed above, the Company is required to post cash collateral for its existing or potential obligations. The Company has pledged cash collateral of $4,894,982 in connection with these derivative transactions, and such collateral is held by four major financial institutions.

7. Securities borrowed and loaned

Securities borrowed and loaned transactions are accounted for as collateralized financings and require cash or other collateral to be deposited or taken in. Securities borrowed and loaned are recorded at the amount of cash or other collateral advanced or received, respectively, as required. As of December 31, 2005, the fair value of securities borrowed by the Company was $603,499,216, which the Company is permitted by contract or custom to sell or re-pledge. The fair value of securities loaned was $603,499,216.

Securities borrowed transactions require the Company to deposit cash collateral with the lender. With respect to securities loaned, the Company receives cash collateral in excess of the market value of the securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis with cash collateral returned or collateral posted, respectively, as required.

8. Fair values of financial instruments

All financial instruments of the Company are reported on the statement of financial condition at fair values or at carrying amounts that approximate fair values because of the short maturity of these instruments or are at mark to market.

9. Other Assets, Accrued Expenses and Other Liabilities

Other assets
At December 31, 2005, other assets consisted primarily of underwriting fee receivable of $178,002, stock loan fee receivable of $77,789, advisory fee receivable of $53,290 and commissions receivable of $15,836.

Accrued expenses and other liabilities
At December 31, 2005, accrued expenses and other liabilities consisted primarily of advisory fee payable of $473,176, legal settlement payable of $275,000, and accrued expenses of $116,084.

10. Risk management

The Company is engaged in various trading and brokerage activities in which counterparties primarily included broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Margin Risk
Margin risk occurs because the Company may borrow funds in order to increase the amount of capital available for investing or trading purposes.

Credit risk in proprietary transactions
Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's exposure to credit

risk at any point in time is represented by the fair value of the amounts reported as assets at such time. The Company manages credit risk by dealing with credit worthy counterparties.

Credit risk in client activities
In the normal course of business, the Company's activities include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

The Company clears all of its securities transactions through three clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. Accordingly, at December 31, 2005, the Company has recorded no liability.

Market and off-balance sheet risk
In addition to credit risk, the Company is exposed to market risk. This is the risk of potential loss due to the fluctuation in the fair values of securities owned and sold, but not yet purchased. Risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements. As of December 31, 2005, there were no off balance sheet transactions other than those disclosed in Note 6 (Derivative contracts).

Concentrations of credit risk
Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. In its trade facilitation activities, the Company is actively involved in securities and derivatives trading with a broad range of clients.

The Company's most significant industry concentration, which arises within its normal course of business activities, includes other brokers and dealers, commercial banks and fund managers. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair the counterparties' abilities to satisfy their obligations to the Company.

The Ramius Funds have concentrations of credit risk in residential mortgage-backed securities, privately issued convertible debt securities, bank debt, and asset-backed securities for which fair values are determined by the Member or affiliates thereof based on factors as described in Note 2(b) to the financial statements.

In the normal course of their operations, the Portfolio Funds make investments in both long and short securities and other financial instruments, including derivatives, where the risk of potential loss due to changes in the fair value (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the related amounts recorded. The Portfolio Funds also utilize various degrees of leverage and are subject to the same risks described earlier with respect to the Company. However, due to the nature of the Company's interest in the Portfolio Funds, such risks are limited to the Company's investments in each Portfolio Fund.

11. Guarantees

FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying security (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company also provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

12. Net Capital Requirements

Ramius Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital in an amount not less than $2,500 for each security in which it makes a market based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date. Since the Company have elected not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of the Rule, the Company shall not permit its net capital to be less than the greater of $250,000 or $105,000 (the average of 42 stocks *$2,500 where the Company currently makes a market). At December 31, 2005, the Company had net capital of $28,050,748 which was $27,800,748 in excess of its required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exempting appearing in paragraph (k)(2)(ii) of the Rule.

13. Related Party Transactions

In addition to its interest in the funds managed by Ramius Capital, the Company's other investments consist primarily of co-investments made with various private investment funds managed by the Member.

Administrative services provided to the Company by the Member is based on an expense sharing agreement dated November 10, 1997. Administrative services include salaries & benefits, rent, telephone, supplies, and other related costs. Included in Due to Member on the statement of financial condition is a payable of $1,353,150 relating to these expenses.

Due from affiliates represents amounts due from funds that are managed by the Member or its wholly owned subsidiaries for expenses paid on the funds behalf of which $124,054 is receivable as of December 31, 2005.

On November 30, 2005, the Company sold Parche to Ramius Capital for the current carrying value of $11,034,157.

14. Subsequent Events

In January 2006, the Company sold certain investments in the Ramius Funds with an estimated fair value of $12,584,916 back to the Member. On March 14, 2006, the Company distributed $30,000,000 to its Member as a capital withdrawal, which represents a portion of the member's net income for 2004 and 2005.